Universal Biosensors, Inc.
103 Rickets Road,
Mt Waverly, 3149, Victoria
Australia
Telephone: +61 3 8542 9000
June 29, 2007
Brian Cascio
Accounting Branch Chief
Securities and Exchange Commission
100F Street, N.E.
Washington, DC 20549

Re:	Universal Biosensors, Inc.
Amendment No. 2 to Registration Statement on Form 10
Filed June 12, 2007
File No. 000-52607
Dear Mr. Cascio:
     We are in receipt of your letter dated June 22, 2007 providing comments on the referenced filing for Universal Biosensors, Inc. (the “Company”).
     We are concurrently filing via EDGAR Amendment No. 3 to Registration Statement on Form 10 (“Amendment No.3 ”), and for the convenience of the staff of the Securities and Exchange Commission (the “Staff”), we are providing by overnight delivery copies of this letter and marked copies of Amendment No. 3 as filed via EDGAR is marked as specified in Item 310 of Regulation S-T.
     In this letter, we have recited the comments from the Staff in bold type and have followed each comment with the Company’s responses. Except as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 3, as applicable.
1. We reference your response to prior comment ten in our letter dated May 22, 2007. We continue to believe that you should not present a financial statement for a fiscal period in excess of twelve months. Please revise the presentation of the period from inception (September 14, 2001) to December 31, 2003 to include the period from inception through December 31, 2001, to December 31, 2002, and to December 31, 2003. Please also apply this guidance to the presentation on page F-34.
     As requested by the Staff, the Company has removed the presentation of the period from inception to December 31, 2003 and has replaced it with a roll forward including the period from inception through December 31, 2001 on pages F-5 and F-34.
2. As a related matter, please state, for each issuance, the date and number of shares of stock, warrants, rights, or other equity securities issued for cash and for other consideration. Refer to paragraph 12 (d) of SFAS 7.
     As requested by the Staff, the Company has revised the disclosure on pages F-5 ands F-34 to indicate for each issuance, the date and number of shares of stock.
3. We note the changes made in response to prior comment 11 in our letter dated May 22, 2007. Please revise to clarify that the research and development income is recorded as other operating income. We see that the income is recorded within the subtotal “operating loss” and the amounts are matched against research and development expense which is recorded as operating expense.
     As requested by the Staff, the Company has revised the disclosure on page F-11

4. As a related matter, please confirm to us that the amounts received under the Development and Research Agreement with LifeScan are intended for the general performance of research and development services and that the amounts are not a reimbursement of expenditures or otherwise dependent on the incurrence of specific expenditures.
     As requested by the Staff, the Company confirms that the amounts received under the Development and Research Agreement with LifeScan are intended for the general performance of research and development services and that the amounts are not a reimbursement of expenditures or otherwise dependent on the incurrence of specific expenditures.
Amendment to page 36
     The Company notes that a paragraph was inadvertently omitted in the section titled “Development and Research Agreement with LifeScan” on page 36 of the Registration Statement on Form 10. The Company has now revised the disclosure on page 36 to include the section inadvertently omitted in previous versions of the Registration Statement on Form 10.
     Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to Monica Grande in the envelope provided.
     We believe that the foregoing adequately responds to your correspondence and questions. Please direct your questions or comments to Beth Hughes (703/760-1649). In addition, we respectfully request that you provide a facsimile of any additional comments you may have to Monica Grande’s attention at 730/821-8949.

Very truly yours,

/s/ Mark Morrisson

Mark Morrisson
Chief Executive Officer and Executive Director
Universal Biosensors, Inc.